Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Charter Communications, Inc.:

We consent to the use of our reports dated February 23, 2015, with respect to the consolidated balance sheets of Charter Communications, Inc. and subsidiaries “the Company” as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the references to our firm under the headings “Experts” and “Selected Historical Consolidated Financial Data of Charter” in the registration statement.

(signed) KPMG LLP

St. Louis, Missouri

June 25, 2015